As filed with the Securities and Exchange Commission on January 9, 2003
Registration No. 333-88014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

United Auto Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	22-3086739
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2555 Telegraph Road

Bloomfield Hills, Michigan 48302-0954
(248) 648-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert H. Kurnick, Jr., Esq.

General Counsel
United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302-0954
(248) 648-2150
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of securities	Amount to be	aggregate	aggregate	Amount of
to be registered	registered	price per share(1)	offering price(1)	registration fee(2)

Voting Common Stock, par value $.0001 per share	4,792,193	$12.74	$61,052,539	$5,617

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales price of the common stock on the New York Stock Exchange on November 21, 2002.

(2)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY
OUR BUSINESS
Corporate Information
RISK FACTORS
FORWARD-LOOKING STATEMENTS
MANUFACTURER DISCLAIMER
USE OF PROCEEDS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SIGNATURES
EXHIBIT INDEX
Amendment to Registration Statement
Consent of Deloitte & Touche, LLP
Consent of Crowe, Chizek & Company LLP
Consent of Kaiser Scherer & Schlegel, PLLC

SUBJECT TO COMPLETION, DATED JANUARY 9, 2003

PROSPECTUS

4,792,193 Shares

Common Stock

     This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus of up to 4,792,193 shares of our common stock. We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus.

     Our common stock is traded on the New York Stock Exchange under the symbol “UAG.” The last reported sales price for our common stock on the New York Stock Exchange on January 8, 2003 was $12.93 per share.

     See “Risk Factors” beginning on page 4 to read about certain risks that you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January      , 2003.

      You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

      The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

      You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

PROSPECTUS SUMMARY

      This summary highlights information more fully described elsewhere in this prospectus. Because it is a summary, it is not complete and does not contain all the information that is important to you. You should read the entire prospectus carefully, including the “Risk Factors” section, the documents incorporated by reference in this prospectus and the other documents to which this prospectus refers, before buying shares of our common stock. As used in this prospectus, all references to “UAG”, “we” and “us” and all similar references are to United Auto Group, Inc. and its consolidated subsidiaries.

OUR BUSINESS

      We are the second largest publicly-held automotive retailer in the United States as measured by total revenues. As of September 30, 2002, we owned and operated 126 franchises in the United States and 71 franchises internationally, primarily in the United Kingdom. We offer a full range of 29 vehicle brands, with 68% of our new vehicle revenues in 2001 generated from the combined sale of foreign brands and luxury brands such as Honda, Toyota, BMW, Lexus and Mercedes. In addition to selling new and used vehicles, we generate revenues at each of our dealerships through the sale of higher-margin products, such as finance, insurance and vehicle service contracts, maintenance and repair services, replacement parts and aftermarket automotive products.

      Much of our growth and success over the last three years has resulted from the experienced leadership of Roger S. Penske and his management team. Since May 1999, Mr. Penske, through Penske Corporation, has invested approximately $177 million in our common stock and other equity securities. As a result of our recent equity offering, Mr. Penske, directly and through Penske Corporation, is the beneficial owner of approximately 40% of our common stock. Since assuming leadership, Mr. Penske’s management team has:

•	improved same store retail revenues by an average rate of 9.4% per year over the past three years;

•	acquired 52 franchises, which generated approximately $2.0 billion in total revenues in 2001;

•	grown total revenues from $3.3 billion in 1998 to $6.2 billion in 2001; and

•	increased our income from continuing operations per diluted common share from $0.64 in 1998 to $1.31 in 2001.

Business Strengths

      We believe the following key strengths are critical to our success as a leading automotive retailer:

      • Favorable Brand Mix. In recent years, foreign and luxury vehicle brands have gained significant market share from domestic vehicle brands. We have successfully pursued an acquisition strategy that provides us with the highest concentration of revenues from foreign brands among the publicly-traded automotive retailers. In 2001, approximately 68% of our new vehicle sales were comprised of foreign brands (including luxury brands, which generate higher margins for our dealerships), while, industry-wide, about 37% of U.S. new vehicle sales consisted of foreign brands.

      • Consistent Record of Internal Growth and Proven Acquisition Strategy. Over the past three years, we have demonstrated strong internal growth which has resulted in increases in average same store retail revenue of 9.9% for new vehicles, 8.0% for used vehicles, 17.2% for finance and insurance and 7.2% for service and parts. We follow a disciplined and systematic approach when evaluating acquisition opportunities and consistently analyze numerous factors including the following:

•	overall fit with operating strategy;

•	optimization of brand and product mix; and

•	strategic geographic location and future growth potential.

As a result of our acquisition strategy, we have increased our revenue mix of foreign vehicle brands from 56% of new vehicle sales in 1999 to 68% in 2001, thereby increasing our sales in the growing foreign vehicle segment.

      • Diversified Revenue Stream and Variable Cost Structure. We believe that our diversified revenue mix helps to mitigate the cyclicality of new vehicle sales and that our variable cost structure affords us flexibility in responding to economic cycles, enhancing our overall profitability. Sales of used vehicles, service and parts and finance and insurance products represented approximately 38% of our total revenues and generated approximately 63% of our gross profit in 2001. Our dealership operations are also diversified both in terms of the brands of vehicles they offer and geographic location. Our dealerships are primarily located within five domestic geographic regions, with no single region accounting for more than 30% of our total revenues during 2001. In addition, approximately 68% of our operating expenses are variable expenses, such as compensation, floor plan interest expense and advertising, which we can adjust to reflect economic trends. Currently, gross profit generated from our service and parts business absorbs a substantial portion of our total operating expenses, excluding salespersons’ compensation.

      • Experienced, Growth-Oriented Management Team. In May 1999, Roger S. Penske, a 37-year automotive industry veteran, became our Chairman and Chief Executive Officer and strengthened our management team with individuals having extensive experience in the automotive retail industry. Under his leadership, we:

•	appointed five regional presidents, with an average of 23 years of automotive industry experience, who have full responsibility for the oversight of dealership operations, human resources and training in each of our five regions;

•	assigned six brand managers who are responsible for developing and maintaining strong relationships with automobile manufacturers; and

•	purchased and successfully integrated 52 franchises.

      • Outstanding Customer Service. We maintain superior levels of customer satisfaction by providing high-quality products and services to meet our customers’ needs. Our experienced management team and the corporate culture created and driven by Roger S. Penske enable us to provide outstanding customer service and to forge lasting relationships with our customers, which we believe increase our repeat and referral business. Approximately 75% of our franchises met or exceeded average customer sales satisfaction scores compiled by each of the manufacturers in 2001. Furthermore, we believe that our high customer satisfaction results have directly contributed to our significant increases in same store sales.

Business Strategy

      Our objective is to be the most profitable, growth-oriented automotive retailer in each of the markets in which we operate. To achieve this objective, we intend to expand our existing business platform and continue to grow our higher-margin businesses, expand through targeted acquisitions, implement “best practices”, and emphasize customer service.

      • Expand Existing Business Platform and Grow Higher-Margin Businesses. In addition to continuing to focus on the growth of same store sales at each of our dealerships, we are focused on developing the areas of our business that will produce higher margins than new vehicle sales, such as used vehicle sales, finance and insurance and other aftermarket products, service and parts sales and collision repair services. During 2001, we invested a total of $83.4 million in our business. A substantial portion of this investment was allocated to the expansion and/or construction of new service and parts and collision repair centers in an effort to expand our higher-margin businesses. In 2001, our retail gross margins for these businesses were 10.6% for used vehicles, 58.5% for finance and insurance and 44.9% for service and parts and collision repair services, compared to 8.3% for new vehicles.

      • Continue to Grow through Targeted Acquisitions. We intend to capitalize on the ongoing consolidation of the highly-fragmented automotive retail industry and seek to acquire dealerships with significant earnings growth potential. We believe that attractive acquisition opportunities continue to exist both in the U.S. and abroad for well-capitalized dealership groups with experience in identifying, acquiring, integrating and professionally managing dealerships. We primarily focus on opportunities in geographic markets with above-average projected population and job growth and strive to create regional groups of dealerships that will be able to share administrative and other functions to reduce costs.

      • Implement “Best Practices”. Our senior management and dealership management meet regularly to review the operating performance of our dealerships and corporate initiatives, to examine important industry trends and, where appropriate, to agree on specific operating improvements. This frequent interaction facilitates implementation of successful strategies throughout the organization, so that each of our dealerships can benefit from the successes of our other dealerships and from the knowledge and experience of our senior management. We share information and ideas throughout the organization to implement the best operating practices at each of our dealerships.

      • Emphasize Customer Service. One of the keys of our overall philosophy is customer-oriented service designed to meet the needs of an increasingly sophisticated and demanding automotive consumer through “one-stop” shopping convenience, competitive pricing and a sales staff that is knowledgeable about product offerings and responsive to a customer’s particular needs. Our goal is to establish lasting relationships with our customers, which enhances our reputation in the community and creates the opportunity for significant repeat and referral business. To accomplish this goal, we provide our dealership employees with extensive training programs designed to improve customer service. In order to provide an additional layer of customer service, each of our dealerships maintains its own website, and our corporate website, www.unitedauto.com, provides a link to each of our dealership websites allowing consumers to source information and communicate directly with our dealerships located in their particular markets.

Corporate Information

      We were incorporated in Delaware in December 1990 and began dealership operations in October 1992. Our executive offices are located at 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954. Our telephone number is (248) 648-2500. Our website address is www.unitedauto.com; information included or referred to on our website is not a part of this prospectus.

Market Data

      This prospectus includes statistical data regarding the automotive retail industry. Unless otherwise indicated, that data is taken or derived from information published by:

•	the Industry Analysis Division of the National Automobile Dealers Association, also known as “NADA,” NADA Data 2000

•	Automotive News 2001 Market Data Book

•	Automotive News Data Center

•	CNW Marketing/ Research

Although we believe these industry sources are reliable, we have not independently researched or verified this information. Accordingly, investors should not place undue reliance on this information.

RISK FACTORS

      Before you invest in our common stock you should carefully consider the following risks, as well as the other information set forth in this prospectus and the information incorporated by reference. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Automobile manufacturers exercise significant control over our operations and we depend on them in order to operate our business. Significant declines in sales of new vehicles manufactured by BMW, DaimlerChrysler, Ford, General Motors, Honda, Nissan or Toyota, or the loss of deterioration of our relationship with one or more of these manufacturers, could have a material adverse effect on our revenues and profitability.

      Each of our dealerships operates pursuant to franchise agreements with automobile manufacturers or manufacturer-authorized distributors. We are dependent on our relationships with these automobile manufacturers because, without a franchise agreement, we cannot obtain new vehicles from a manufacturer. A large number of our vehicles are manufactured by BMW, DaimlerChrysler, Ford, General Motors, Honda, Nissan and Toyota. A significant decline in the sale of new vehicles manufactured by these manufacturers, or the loss or deterioration of our relationships with one or more of these manufacturers, could have a material adverse effect on our revenues and profitability because we would not have the right to sell as many automobiles as we do now.

      Manufacturers exercise a great degree of control over the operations of our dealerships. For example, manufacturers can require our dealerships to meet specified standards of appearance and quality, require individual dealerships to meet specified financial criteria such as maintenance of minimum net working capital and, in some cases, minimum net worth, impose minimum customer service and satisfaction standards, set standards regarding the maintenance of inventories of vehicles and parts, require dealerships to provide financial statements as often as monthly, and govern the extent to which our dealerships can utilize the manufacturers’ names and trademarks. In many cases the manufacturer must consent to the replacement of the dealership’s general manager.

      Our franchise agreements worldwide may be terminated or not renewed by the automobile manufacturers for a variety of reasons, including any unapproved change of ownership or management and other material breaches of the franchise agreements. We have from time to time been in non-compliance with various provisions of some of our franchise agreements. If any of our significant existing franchise agreements or a large number of franchise agreements are not renewed or the terms and conditions of any such renewals is materially unfavorable to us, there may be a material adverse effect on our revenues and profitability. In addition, actions taken by manufacturers to exploit their bargaining position in negotiating the terms of renewals of franchise agreements or otherwise could also have a material adverse effect on our revenues and profitability.

      In addition, we depend on manufacturers to provide us with a desirable mix of popular new vehicles, which produce the highest profit margins and tend to be the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among dealerships based on the sales history of each dealership. If we cannot obtain sufficient quantities of the most popular models, whether due to sales declines at our dealerships or otherwise, our new vehicle sales and profitability may be adversely affected. Sales of less profitable models may reduce our profit margins.

      Our dealerships also depend on the manufacturers for sales incentives, warranties and other programs that are intended to promote and support new vehicle sales by our dealerships. Some of these programs include customer rebates on new vehicles, dealer incentives on new vehicles, special financing or leasing terms, warranties on new and used vehicles and sponsorship of used vehicle sales by authorized new vehicle dealers. Manufacturers have historically made many changes to their incentive programs during each year. A reduction or discontinuation of a manufacturer’s incentive programs could materially adversely affect our new vehicle sales volume and our profitability.

      Our franchise agreements do not give us the exclusive right to sell a manufacturer’s product within a given geographic area. Accordingly, a manufacturer may, subject to any protection of state law, grant another dealer a franchise to start a new dealership near one of our locations, or an existing dealer may move its dealership to a location which would compete directly with us. The location of new dealerships near our existing dealerships could materially adversely affect our operations, revenues and profitability.

Because we depend on the success and popularity of the brands we sell, adverse conditions affecting one or more automobile manufacturers may negatively impact our revenues and profitability.

      Our success depends on the overall success of the line of vehicles that each of our dealerships sells. As a result, our success depends to a great extent on the automobile manufacturers’ financial condition, marketing, vehicle design, production and distribution capabilities, reputation, management and labor relations. In 2001, Toyota, DaimlerChrysler, General Motors, Honda and Ford accounted for 28%, 18%, 14%, 12% and 11%, respectively, of our total revenues. No other manufacturer accounted for more than 10% of our total 2001 revenues. Events such as labor strikes that may adversely affect a manufacturer may also adversely affect us. In particular, labor strikes at a manufacturer that continue for a substantial period of time could have a material adverse effect on our business. Similarly, the delivery of vehicles from manufacturers at a time later than scheduled, which may occur particularly during periods of new product introductions, could lead to reduced sales during those periods. This has been experienced at some of our dealerships from time to time. In addition, any event that causes adverse publicity involving one or more automobile manufacturers or their vehicles may have an adverse effect on our revenues and profitability regardless of whether that event involves any of our dealerships.

If we are unable to complete additional acquisitions and successfully integrate acquisitions, we will be unable to achieve desired results from our acquisition strategy.

      Growth in our revenues and earnings depends substantially on our ability to acquire and successfully operate dealerships. We cannot guarantee that we will be able to identify and acquire dealerships in the future. Moreover, acquisitions, including the Sytner acquisition, involve a number of risks, including:

•	incurring significantly higher capital expenditures and operating expenses;

•	failing to integrate the operations and personnel of the acquired dealerships;

•	entering new markets with which we are not familiar;

•	incurring undiscovered liabilities at acquired dealerships;

•	disrupting our ongoing business;

•	failing to retain key personnel of the acquired dealerships;

•	impairing relationships with employees, manufacturers and customers; and

•	incorrectly valuing acquired entities.

In addition, managing and integrating additional dealerships into our existing mix of dealerships may result in substantial costs, diversion of our management resources or other operational or financial problems. Unforeseen expenses, difficulties, complications and delays frequently encountered in connection with the integration of acquired entities and the rapid expansion of operations could inhibit our growth, result in our failure to achieve acquisition synergies and require us to focus resources on integration rather than more profitable areas.

      Acquired entities may subject us to unforeseen liabilities that we are unable to detect prior to completing the acquisition or liabilities that turn out to be greater than those we had expected. These liabilities may include liabilities that arise from non-compliance with environmental laws by prior owners for which we, as a successor owner, will be responsible. Until we assume operating control of acquired entities, we may not be able to ascertain the actual value of the acquired entity.

      There can be no assurance that we will identify acquisition candidates that would result in the most successful combinations or that we will be able to complete acquisitions on acceptable terms on a timely basis. The magnitude, timing and nature of future acquisitions will depend upon various factors, including the availability of suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities, the availability of skilled employees to manage the acquired companies and general economic and business conditions. Further, covenants contained in our debt instruments impose limitations on our ability to acquire additional dealerships and future debt instruments may impose additional restrictions.

      Our future growth via acquisition of automobile dealerships in the United States and abroad will depend on our ability to obtain the requisite manufacturer approvals. We must obtain the consent of a manufacturer prior to the acquisition of any of its dealership franchises anywhere in the world. Obtaining the consent of a manufacturer for the acquisition of a dealership could take a significant amount of time or be rejected entirely. In addition, under many franchise agreements or under state law, a manufacturer will have a right of first refusal to acquire a dealership that we seek to acquire. Alternatively, in connection with acquisitions by us, one or more manufacturers may seek to impose various conditions on us in connection with their approval of an acquisition. If the conditions are not satisfied, we may be precluded from acquiring, either directly or through acquisitions, additional franchises. In addition, factors outside our control may cause a manufacturer to reject our application to make acquisitions. In determining whether to approve an acquisition, manufacturers may consider many factors, including the moral character and business experience of the dealership principals and the financial condition, ownership structure, the number of current franchises owned, sales performance and customer satisfaction index scores of our dealerships. In addition, manufacturers limit the total number of their dealerships that we may own nationally or in a particular geographic area or metropolitan region and, in some cases, the total number of their vehicles that we may sell as a percentage of that manufacturer’s overall sales. Manufacturers also limit the ownership of stores in contiguous markets, the dualing of a franchise with another brand, and the frequency of acquisitions. Although to date we have only reached these ceilings with one manufacturer, our growth strategy may be affected by these limits.

We may not be able to satisfy our capital requirements for making acquisitions and financing the purchase of our inventory, which could have a material adverse effect on our operations and hinder our ability to achieve our growth strategy.

      We require substantial capital in order to acquire automobile dealerships. This capital might be raised through public or private financing, including through the issuance of our equity securities as full or partial consideration for acquisitions, as well as borrowings and other sources. Other than our credit agreement, we do not have any commitments or immediate plans with respect to acquisition financing. Availability under our credit agreement is limited by a collateral-based borrowing base calculated using our net tangible assets. There can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. If we raise additional funds by issuing our equity securities, dilution to then existing stockholders may result. The extent to which we will be able or willing to issue equity securities for acquisitions will depend on the market value of our common stock and the willingness of our potential acquisition candidates to accept equity securities as partial or full consideration for the sale of their businesses. The number of shares of common stock that we issue in connection with acquisitions could be large. In addition, a decline in the market price of our common stock for any reason, including, without limitation, a perception that sales of substantial amounts of common stock which are not then publicly registered could occur, may increase the amount of cash required by us to finance acquisitions. If adequate funds are not available, we may be required to significantly curtail our acquisition program, which would materially and adversely affect our growth strategy.

      We depend to a significant extent on our ability to finance the purchase of inventory, which in the automotive retail industry involves borrowing significant sums of money in the form of floor plan financing. Floor plan financing is the vehicle through which dealerships finance the purchase of new vehicles from a manufacturer. The dealership borrows money to buy a particular vehicle from the manufacturer and pays off the loan when it sells the particular vehicle, paying interest during the interim period. In connection with acquisitions of dealerships, we must either obtain new floor plan financing or obtain consents to assume that financing. Our floor plan financing is secured by substantially all of the assets of our automotive dealership subsidiaries and, in some cases, a guarantee from us. Our remaining assets are pledged to secure our credit agreement. This may impede our ability to borrow from other sources. Most of our floor plan lenders are associated with manufacturers with whom we have franchise agreements. Consequently, the deterioration of our relationship with a manufacturer could adversely affect our relationship with the affiliated floor plan lender and vice versa.

      Any inability to obtain floor plan financing on customary terms, or the termination of our floor plan financing arrangements by our floor plan lenders, would have a material adverse effect on our operations.

Our failure to meet a manufacturer’s consumer satisfaction requirements may adversely affect our ability to acquire new dealerships, our ability to obtain incentive payments from manufacturers and our profitability.

      Many manufacturers attempt to measure customers’ satisfaction with their sales and warranty service experiences through systems which vary from manufacturer to manufacturer but which are generally known as customer satisfaction indices, or CSI. These manufacturers may use a dealership’s CSI scores as a factor in evaluating applications for additional dealership acquisitions. The components of CSI have been modified by various manufacturers from time to time in the past, and these components might be further modified or replaced by different systems in the future. To date, we have not been materially adversely affected by these standards and have not been denied approval of any acquisition based on low CSI scores, although certain of our dealerships have had difficulty from time to time meeting their manufacturers’ CSI standards. However, we cannot be sure that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to an acquisition of one of its franchises if it determines that our dealerships do not comply with the manufacturer’s CSI standards. This could materially adversely affect our acquisition strategy. In addition, because we receive payments from the manufacturers based in part on CSI scores, future payments could be materially reduced or eliminated if our CSI scores decline.

Automobile manufacturers impose limits on our ability to issue additional equity and on the ownership of our common stock by third parties, which may hamper our ability to meet our financing needs.

      A number of manufacturers impose restrictions on the sale and transfer of our common stock. The most prohibitive restrictions provide that, under specified circumstances, we may be forced to sell or surrender franchises (1) if a competitor automobile manufacturer acquires a 5% or greater ownership interest in us if the manufacturer objects to that acquisition within 60 days or (2) if an individual or entity that has a criminal record in connection with business dealings with any automobile manufacturer, distributor or dealer or who has been convicted of a felony acquires a 5% or greater ownership interest in us and the manufacturer objects to that acquisition within 60 days. Similarly, several manufacturers, such as Nissan, Toyota, Mercedes, General Motors, Infiniti and Isuzu, have the right to approve the acquisition by a third party of 20% or more of our voting equity, and a number of manufacturers, including BMW, Toyota, Honda, DaimlerChrysler, Ford, General Motors, and Jaguar, continue to prohibit changes in ownership that may affect control of our company. One manufacturer, Ferrari North America, can repurchase its dealerships if Roger Penske’s ownership falls below 37.6% or if Mr. Penske is no longer our chief executive officer.

      Actions by our stockholders or prospective stockholders that would violate any of the above restrictions are generally outside our control. If we are unable to renegotiate these restrictions, we may be forced to terminate or sell one or more franchises, which could have a material adverse effect on us. This may also inhibit our ability to acquire dealership groups. These restrictions also may prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock. These restrictions also may impede our ability to raise required capital or to issue our stock as consideration for future acquisitions.

Our business and the automotive retail industry in general are susceptible to adverse economic conditions, including changes in consumer confidence, fuel prices and credit availability, which could have a material adverse effect on our business, revenues and profitability and make it difficult to attain our growth strategy.

      We believe that the automotive retail industry is influenced by general economic conditions and particularly by consumer confidence, the level of personal discretionary spending, interest rates, fuel prices, unemployment rates and credit availability. Historically, unit sales of motor vehicles, particularly new vehicles, have been cyclical, fluctuating with general economic cycles. During economic downturns, retail new vehicle sales tend to experience periods of decline characterized by oversupply and weak demand. The current economic outlook in the aftermath of the September 11, 2001 attacks is uncertain. The automotive retail industry may experience sustained periods of decline in vehicle sales in the future. In addition, changes in interest rates could significantly impact our vehicle sales because a significant portion of vehicle buyers finance their purchases. Any decline or change of this type could have a material adverse effect on our business, revenues and profitability.

      In addition, local economic, competitive and other conditions affect the performance of our dealerships. Our revenues and profitability depend substantially on general economic conditions and spending habits in those regions of the United States where we maintain most of our operations.

Substantial competition in automotive sales and services may adversely affect our profitability due to our need to lower prices to sustain sales and profitability.

      The automotive retail industry is highly competitive. Depending on the geographic market, we compete with:

•	franchised automotive dealerships in our markets that sell the same or similar makes of new and used vehicles that we offer and occasionally at lower prices than us;

•	other national or regional affiliated groups of franchised dealerships;

•	private market buyers and sellers of used vehicles;

•	Internet-based vehicle brokers that sell vehicles obtained from franchised dealers directly to consumers;

•	service center chain stores; and

•	independent service and repair shops.

      We also compete with regional and national vehicle rental companies that sell their used rental vehicles. In addition, automobile manufacturers may directly enter the retail market in the future, which could have a material adverse effect on us. As we seek to acquire dealerships in new markets, we may face significant competition as we strive to gain market share. Some of our competitors have greater financial, marketing and personnel resources and lower overhead and sales costs than us. We do not have any cost advantage in purchasing new vehicles from the automobile manufacturers and typically rely on advertising, merchandising, sales expertise, service reputation and dealership location in order to sell new vehicles. Our franchise agreements do not grant us the exclusive right to sell a manufacturer’s product within a given geographic area. Our revenues and profitability may be materially and adversely affected if competing dealerships expand their market share or are awarded additional franchises by manufacturers that supply our dealerships.

      In addition to competition for vehicle sales, our dealerships compete with franchised dealerships to perform warranty repairs and with other automotive dealers, franchised and independent service center chains and independent garages for non-warranty repair and routine maintenance business. Our dealerships compete with other automotive dealers, service stores and auto parts retailers in their parts operations. We believe that the principal competitive factors in service and parts sales are price, the use of factory-approved replacement parts, the familiarity with a manufacturer’s brands and models and the quality of customer service. A number of regional or national chains offer selected parts and services at prices that may be lower than our dealerships’ prices. We also compete with a broad range of financial institutions in arranging financing for our customers’ vehicle purchases.

      Some automobile manufacturers have begun to acquire automotive dealerships or may do so in the future. Our revenues and profitability could be materially adversely affected by the efforts of manufacturers to enter the retail arena.

      In addition, the Internet is becoming a significant part of the sales process in our industry. We believe that customers are using the Internet as part of the sales process to compare pricing for cars and related finance and insurance services, which may reduce gross profit margins for new and used cars and profits for related finance and insurance services. Some websites offer vehicles for sale over the Internet without the benefit of having a dealership franchise, although they must currently source their vehicles from a franchised dealer. If Internet new vehicle sales are allowed to be conducted without the involvement of franchised dealers, or if dealerships are able to effectively use the Internet to sell outside of their markets, our business could be materially adversely affected. We would also be materially adversely affected to the extent that Internet companies acquire dealerships or ally themselves with our competitors’ dealerships.

Because automotive retailing is a mature industry with limited growth potential in new vehicle sales. Our growth and earnings will depend significantly on acquisitions and consolidations and expansion of our higher margin business.

      The U.S. automotive retail industry is considered a mature industry in which minimal growth in unit sales of new vehicles is expected. Accordingly, growth in our revenues and earnings will depend significantly on our ability to acquire and consolidate profitable dealerships, grow our higher-margin businesses and expand our automobile financing and other aftermarket business.

If we lose key personnel or are unable to attract additional qualified personnel, our business could be adversely affected because we rely on the industry knowledge and relationships of our key personnel.

      We believe that our success depends to a significant extent upon the efforts and abilities of our executive management and key employees, including, in particular, Roger S. Penske. Additionally, our business is dependent upon our ability to continue to attract and retain qualified personnel, such as managers, as well as retaining executive management in connection with acquisitions. We generally have not entered into employment agreements with our key personnel. The loss of the services of one or more members of our senior management team, including, in particular, Roger S. Penske, could have a material adverse effect on us and materially impair the efficiency and productivity of our operations. We do not have key man insurance for any of our executive officers or key personnel. In addition, the loss of any of our key employees or the failure to attract qualified managers could have a material adverse effect on our business and may materially impact the ability of our dealerships to conduct their operations in accordance with our national standards.

Our quarterly operating results may fluctuate due to seasonality in the automotive retail business and other factors.

      The automobile industry experiences seasonal variations in revenues. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in regions of the United States associated with harsh winters. A higher amount of vehicle sales generally occurs in the second and third fiscal quarters of each year due in part to consumer buying trends and the introduction of new vehicle models. Therefore, if conditions surface in the second or third quarters that depress or affect automotive sales, such as high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year will be disproportionately adversely affected. Our dealerships located in the northeastern states are affected by seasonality more than our dealerships in other regions.

      In addition, the U.K. retail automotive industry typically experiences peak sales activity during March and September of each year. This seasonality results from the perception in the U.K. that the resale value of a vehicle may be determined by the date that the vehicle is registered. Because new vehicle registration periods begin on March 1 and September 1 each year, vehicles with comparable mileage that were registered in March may have an equivalent used vehicle value to vehicles registered in August of the same year.

Our business may be adversely affected by import product restrictions and foreign trade risks that may impair our ability to sell foreign vehicles profitably.

      A significant portion of our new vehicle business involves the sale of vehicles, vehicle parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks associated with imported merchandise, including fluctuations in the relative value of currencies, import duties, exchange controls, differing tax structures, trade restrictions, transportation costs, work stoppages and general political and economic conditions in foreign countries.

      The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs on imported merchandise. Any of those impositions or adjustments could materially affect our operations and our ability to purchase imported vehicles and parts at reasonable prices, which could have a material adverse effect on our business.

Our automotive dealerships are subject to substantial regulation which may adversely affect our profitability and significantly increase our costs in the future.

      A number of foreign, federal, state and local regulations affect our business of marketing, selling, financing and servicing automobiles. We also are subject to laws and regulations relating to business corporations generally.

      Under the laws of states in which we currently operate or into which we may expand, we typically must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service, including dealer, sales, finance and insurance-related licenses issued by state authorities. These laws also regulate our conduct of business, including our advertising, operating, financing, employment and sales practices. Other laws and regulations include state franchise laws and regulations and other extensive laws and regulations applicable to new and used motor vehicle dealers, as well as federal and state wage-hour, anti-discrimination and other employment practices laws. Our operations are also subject to the National Traffic and Motor Vehicle Safety Act, the Magnusson-Moss Warranty Act, Federal Motor Vehicle Safety Standards promulgated by the United States Department of Transportation and various state motor vehicle regulatory agencies.

      Our operations are also subject to consumer protection laws known as Lemon Laws. These laws typically require a manufacturer or dealer to replace a new vehicle or accept it for a full refund within one year after initial purchase if the vehicle does not conform to the manufacturer’s express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require various written disclosures to be provided on new vehicles, including mileage and pricing information.

      The imported automobiles purchased by us are subject to U.S. customs duties and, in the ordinary course of our business, we may, from time to time, be subject to claims for duties, penalties, liquidated damages, or other charges.

      Our financing activities with customers are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales.

      Possible penalties for violation of any of these laws or regulations include revocation or suspension of our licenses and civil or criminal fines and penalties. In addition, many laws may give customers a private cause of action.

      Violation of these laws or costs of compliance with these laws or changes in these laws could result in adverse financial consequences to us.

If state dealer laws in the United States are repealed or weakened, our automotive dealerships will be more susceptible to termination, non-renewal or renegotiation of their franchise agreements.

      State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a franchise agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or non-renewal. Some state dealer laws allow dealers to file protests or petitions or to attempt to comply with the manufacturer’s criteria within the notice period to avoid the termination or non-renewal. Though unsuccessful to date, manufacturers’ lobbying efforts may lead to the repeal or revision of state dealer laws. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their franchise agreements upon expiration. In addition, Europe does not have state dealer laws and, as a result, our European operations will be required to operate without these protections.

Our automotive dealerships are subject to foreign, federal, state and local environmental regulations that may result in claims and liabilities, which could be material.

      We are subject to a wide range of foreign, federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the operation and removal of underground and aboveground storage tanks, the use, handling, storage and disposal of hazardous substances and other materials and the investigation and remediation of contamination. As with automotive dealerships generally, and service, parts and body shop operations in particular, our business involves the use, storage, handling and contracting for recycling or disposal of hazardous materials or wastes and other environmentally sensitive materials. Operations involving the management of hazardous and non-hazardous materials are subject to requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. Our business also involves the operation of storage tanks containing such materials. Storage tanks are subject to periodic testing, containment, upgrading and removal under RCRA and comparable statutes. Furthermore, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks. We may also have liability in connection with materials that were sent to third-party recycling, treatment, and/or disposal facilities under the Comprehensive Environmental Response, Compensation and Liability Act, and comparable state statutes, which impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination. Similar to many of our competitors, we have incurred and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations.

      However, soil and groundwater contamination is known to exist at some of our current or former properties. Further, environmental laws and regulations are complex and subject to change. In addition, in connection with our acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. In connection with our dispositions, or prior dispositions made by companies we acquire, we may retain exposure for environmental costs and liabilities, some of which may be material. Compliance with current or amended, or new or more stringent, laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions could require additional expenditures by us, and those expenditures could be material. See “Business — Environmental Matters.”

Our principal stockholders have substantial influence over us and may make decisions with which you disagree. Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

      As of the date of this prospectus, Penske Corporation, Penske Capital Partners, L.L.C. and various of their affiliates beneficially own over 55% of our outstanding common stock. In addition, these entities have entered into a stockholders agreement with several of our other stockholders in which they have agreed to elect five nominees of Penske Capital Partners to our board of directors. As a result, these persons have the ability to control us and direct our affairs and business.

      This concentration of ownership, as well as various provisions contained in our agreements with manufacturers, our certificate of incorporation and bylaws and the Delaware General Corporation Law, could have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals that a stockholder might consider favorable. These provisions include the stock ownership limits imposed by various manufacturers, the classified structure of our board of directors, our ability to issue “blank check” preferred stock and the “interested stockholder” provisions of Section 203 of Delaware law.

      Some of our executive officers affiliated with our largest stockholder hold executive positions at companies other than our company. Roger S. Penske, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of Penske Corporation, a diversified transportation services company, and Chairman of Penske Truck Leasing Corporation. Robert H. Kurnick, Jr., our Executive Vice President and General Counsel, is also President and a director of Penske Corporation and Paul H. Walters, our Executive Vice President — Human Resources, is also Executive Vice President — Administration of Penske Corporation. Much of the compensation of these officers is generally paid by Penske Corporation and not by us, and while these officers have historically devoted a substantial majority of their time to our matters, these officers are not required to spend any specific amount of time on our matters. In addition, James A. Hislop, one of our directors, is President and Chief Executive Officer of Penske Capital Partners, LLC and a director of Penske Corporation, and Richard J. Peters, one of our directors, is a director of Penske Corporation. In addition, Penske Corporation is the owner of Penske Automotive Group, a privately held automotive dealership company with operations in southern California. Due to their relationships with their related entities, Messrs. Penske, Kurnick, Walters, Hislop and Peters may have a conflict of interest in making any decision related to transactions between their related entities and us or with respect to allocations of corporate opportunities. To date, all affiliated transactions have been approved by an affirmative vote of a majority of the disinterested members of our board of directors.

Our substantial amount of indebtedness may limit our ability to obtain financing for acquisitions, make us more vulnerable to adverse economic conditions and will require that a significant portion of our cash flow be used for debt service.

      We are highly leveraged. As of September 30, 2002, we had approximately $656.0 million of total debt outstanding and $790.9 million of floor plan notes payable outstanding. As of January 6, 2003, $355.8 million was outstanding under our credit agreement.

      Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to obtain additional financing in the future for our acquisitions and operations, working capital requirements, capital expenditures, debt service, or other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flows from operations to the repayment of our debt and the interest associated with our debt rather than to other areas of our business;

•	limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions and paying dividends;

•	subject us to the risks that interest rates and our interest expense will increase;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	make us more vulnerable in the event of adverse economic and industry conditions or a downturn in our business.

      In addition, an event of default under our principal credit agreement and certain of our floor plan financing arrangements would occur to the extent that Penske Capital Partners and/or Penske Corporation do not control our board of directors.

      Our ability to meet our debt service obligations depends on our future financial and operating performance, which will be impacted by general economic conditions and by financial, business and other competitive factors, many of which are beyond our control. These factors could include operating difficulties, increased operating costs, the response of competitors, regulatory developments and delays in implementing our growth strategies. Our ability to meet our debt service and other obligations may depend in significant part on the extent to which we can successfully implement our business strategy. We may not be able to implement our business strategy and the anticipated results of our strategy may not be realized.

      If our business does not generate sufficient cash flow from operations or future borrowings cease to be available to us under our credit agreement or from other sources in an amount sufficient to enable us to service our debt, we may be unable to fund our other liquidity needs. If we are unable to service our debt, due to inadequate liquidity or otherwise, we may have to delay or cancel acquisitions, sell equity securities, sell assets or restructure or refinance our indebtedness. We cannot assure you that, if we are unable to service our debt, we will be able to sell our equity securities, sell our assets or restructure or refinance our debt on a timely basis or on satisfactory terms or at all. In addition, the terms of our existing or future franchise agreements, agreements with manufacturers or debt agreements, including the indenture governing the notes and our credit agreement, may prohibit us from adopting any of these alternatives.

      Our debt instruments, including the credit agreement and the indenture governing the notes which were issued in the March 2002 debt offering, also permit us to incur additional debt in the future. In addition, the entities we may acquire in the future could have significant amounts of debt outstanding which we would be required to assume in connection with the acquisition.

Due to the nature of the automotive retailing business, we may be involved in legal proceedings or suffer losses that could have a material adverse effect on our business.

      We will generally continue to be involved in legal proceedings in the ordinary course of business. A significant judgment against us, the loss of a significant license or permit or the imposition of a significant fine could have a material adverse effect on our business, financial condition and future prospects. In addition, it is possible that we could suffer losses at individual dealerships due to fraud or theft.

Changes in the European Commission’s regulations regarding automobile manufacturers may have an adverse effect on Sytner and result in greater competition and decreased profitability.

      European automobile manufacturers and distributors have, for the past sixteen years, benefited from successive European Commission Block Exemptions which give European vehicle companies and dealers immunity from a number of antitrust restrictions on distribution and servicing agreements and has allowed vehicle manufacturers to sell vehicles only through selected dealers, each with exclusive territories.

      The most recent Block Exemption expired on September 30, 2002. A new Regulation, approved by the European Commission on February 5, 2002, has become the replacement regime governing the relationship between European automobile manufacturers and dealers. The new resolution became effective on October 1, 2002 and is expected to remain in place until May 31, 2010.

      The European Commission adopted an evaluation report on the operation of the recently expired Block Exemption which concluded that several of the underlying aims of the Block Exemption had not been achieved. It concluded that European consumers found it hard to exercise their rights under the single market and to take advantage of price differentials between member states, that competition between dealers is not strong enough and that dealers remain too dependent on vehicle manufacturers.

      The new Regulation does not prescribe a single rigid model for vehicle distribution but rather leaves a set of choices open to vehicle manufacturers, distributors and dealers. Its key features are:

•	vehicle manufacturers may choose between exclusive distribution, where each dealer approved by the manufacturer is allowed a sales territory, and selective distribution, where dealers are selected according to a set of criteria;

•	there are no prescriptions about the type of criteria that might be used or the way distribution networks are organized (other than a defined blacklist of severely anti-competitive restrictions);

•	retailers will have a choice about whether they sell more than one brand of vehicle;

•	dealers in a selective distribution system may engage in active sales throughout the European Union; and

•	dealers may choose whether they wish to carry out repairs themselves, or subcontract them to another authorized member of the manufacturer’s network (independent repairers may become authorized repairers without being obliged to sell new vehicles).

The Sytner acquisition exposes us to the risks involved in international operations including currency fluctuation risks, which could have a material effect on our results of operations or financial positions as reported in U.S. dollars.

      The acquisition of Sytner was our largest expansion outside of the United States. We do not have significant experience operating dealerships outside of the United States and strategies that have succeeded in the U.S. may not achieve similar results in the United Kingdom. Moreover, our international expansion will expose us generally to the risks involved in foreign operations, including:

•	changes in international tax laws and treaties, including increases of withholding and other taxes on remittances and other payments by subsidiaries;

•	currency and exchange risks;

•	tariffs, trade barriers, and restrictions on the transfer of funds between nations;

•	changes in U.K. governmental regulations;

•	the impact of local economic and political conditions;

•	the impact of European Commission regulation and the relationship between the U.K. and continental Europe; and

•	increased competition and the impact on vehicle pricing resulting from the expiration of the Block Exemption.

      In addition, Sytner’s results of operations and financial position are reported in British pounds sterling and would then be translated into U.S. dollars at the applicable foreign currency exchange rate for inclusion in our consolidated financial statements. As exchange rates between the U.K. and the U.S. fluctuate, the translation effect of such fluctuations may have a material effect on our results of operations or financial position as reported in U.S. dollars.

The price of our common stock is subject to substantial fluctuation, which may be unrelated to our performance.

      The public market for our common stock has experienced significant price fluctuations. Factors such as fluctuations in our results of operations, conditions specific to the automobile retail industry, earnings and other announcements by our competitors, conditions in securities markets in general and recommendations by securities analysts may cause the market price of our common stock to fluctuate, perhaps substantially.

      In addition, in recent years the stock market has experienced significant price and volume fluctuations which, although often unrelated to our operating performance, have had a substantial effect on the market price of our common stock. Significant fluctuation in the prices of common stock have in recent years often led to class action lawsuits brought against companies. If any such lawsuits were brought against our company, the lawsuit could require large expenditures by our company for defending against the suit, divert management’s attention from running our business, harm our company’s reputation and otherwise have a material adverse effect on our business.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

      The potential for sales of substantial amounts of our common stock in the public market may have a material adverse effect on the market price of our common stock. We have 40,597,810 shares of common stock and non-voting common stock outstanding. All shares are freely tradable except for (1) shares held by persons deemed to be “affiliates” of us and (2) the 1,064,227 shares subject to Rule 144 issued in connection with acquisitions in October 2000 (774,984 shares) and October 2001 (289,243 shares). Shares held by affiliates may only be resold pursuant to an effective registration statement or an exemption from registration, including in compliance with the volume, manner of sale, holding period (for restricted securities only) and other limitations of Rule 144.

      In addition, the holders of 16,168,991 additional shares (Penske Corporation, IMCG-I and IMCG-II) have registration rights pursuant to which they can demand the registration of their shares.

      In addition to outstanding shares eligible for sale, 2,457,476 shares of our common stock are issuable under currently outstanding stock options granted to current and former officers and employees of the company. An additional 326,733 shares of common stock are reserved for issuance to employees under our stock option plan. We have filed registration statements covering 3,050,838 shares of common stock reserved for issuance under our common stock plans.

      We cannot determine the impact on the market price of our common stock of these shares which are eligible for sale in the market. See “Shares Eligible for Future Sale.”

We are a holding company and as a result rely on the receipt of payments from our subsidiaries in order to meet our cash needs and service our indebtedness. Our subsidiaries are subject to restrictions on payment of dividends under their franchise agreements, dealer agreements, floor plan agreements and other agreements which restrict our ability to apply profits generated from one subsidiary for use in others or the parent company.

      We are a holding company and our principal assets consist of the shares of capital stock or other equity instruments of our subsidiaries. As a holding company without independent means of generating operating revenues, we depend on dividends, distributions and other payments, including payments of management fees and pursuant to tax sharing arrangements, from our subsidiaries to fund our obligations and meet our cash needs. If the operating results of our subsidiaries at any given time are not sufficient to make distributions to us, we would be unable to meet our cash needs and service our indebtedness. Our expenses include salaries of our executive officers, insurance, professional fees and payment of certain indebtedness that may be outstanding from time to time. Most of our subsidiaries are subject to restrictions on the payment of dividends under certain circumstances pursuant to their franchise agreements, dealer agreements, other agreements with manufacturers and floor plan agreements. For example, most of the agreements contain minimum working capital or net worth requirements and some manufacturers’ dealer agreements specifically prohibit distributions to us if the distribution would cause the dealership to fail to meet such manufacturer’s capitalization guidelines, including net working capital. These restrictions limit our ability to apply profits generated from one subsidiary for use in other subsidiaries or, in some cases, at the parent company.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus include, and public statements by our directors, officers and other employees may include, “forward-looking statements”. Forward-looking statements generally can be identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “estimate,” “predict,” “potential,” “forecast,” “continue” or variations of such terms, or the use of these terms in the negative. Forward-looking statements include statements regarding our current plans, forecasts, estimates, beliefs or expectations, including, without limitation, statements with respect to

•	our future financial performance;

•	future acquisitions;

•	future capital expenditures;

•	our ability to obtain cost savings and synergies;

•	our ability to respond to economic cycles;

•	trends in the automotive retail industry and in the general economy;

•	trends in the European automotive market;

•	our plans and expectations with respect to Sytner;

•	our ability to access the remaining availability under our credit agreement;

•	our liquidity;

•	trends affecting our future financial condition or results of operations; and

•	our business strategy.

      Forward-looking statements involve known and unknown risks and uncertainties and are not assurances of future performance. Actual results may differ materially from anticipated results due to a variety of factors, including the factors identified in this prospectus under “Risk Factors” and additional risk factors identified from time to time in our periodic reports filed with the SEC. We urge you to carefully consider these risk factors in evaluating all forward-looking statements regarding our business. All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Except to the extent required by the federal securities laws and SEC rules and regulations, we have no intention or obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

MANUFACTURER DISCLAIMER

      No domestic or foreign manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No automobile manufacturer or distributor has made or been authorized to make any statements or representations in connection with this offering, no manufacturer or distributor has provided any information or materials that were used in connection with the offering, and no automobile manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus or for this offering.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares offered pursuant to this prospectus. All of such proceeds will be received by the selling stockholders named in this prospectus.

      The selling stockholders will pay any underwriting discounts and commissions as well as brokerage, accounting, tax and any other expenses incurred by the selling stockholders in disposing of the shares. We will bear some of the legal expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants and certain fees and expenses of counsel to the selling stockholders.

SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock by the selling stockholders as of January 9, 2003.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Applicable percentage of ownership is based on 38,839,026 shares of common stock outstanding (40,597,810 including non-voting common stock outstanding).

	Beneficially Owned Prior			Beneficially Owned
	to This Offering(1)			After This Offering(2)

		Percentage of	Shares		Percentage of
		Outstanding	To Be Sold in		Outstanding
Name	Shares	Shares	This Offering	Shares	Shares

Aeneas Venture Corporation(3)(4) c/o Charlesbank Capital Partners, LLC 600 Atlantic Avenue, 26th Floor Boston, MA 02210	1,448,323	3.73%	1,448,323	—	—
J.P. Morgan Partners (BHCA), L.P.(5) c/o J.P. Morgan Partners, L.L.C. 1221 Avenue of the Americas New York, New York 10020	3,343,870	8.61%	3,343,780	—	—

(1)	Pursuant to the regulations of the SEC, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares. Each person is deemed to be the beneficial owner of securities which may be acquired within sixty days through the exercise of options, warrants, and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person. However, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person, except as noted.

(2)	A selling stockholder may sell all, some or none of the shares of common stock offered by such selling stockholder pursuant to this prospectus or may acquire additional shares of common stock in the future.

(3)	Penske Capital, International Motor Cars Group I, L.L.C. (“IMCG-I”), International Motor Cars Group II, L.L.C. (“IMCG-II”), Mitsui, J.P. Morgan Partners (BHCA), L.P. (“JPMP”) and Aeneas Venture Corporation disclaim beneficial ownership of the shares owned by the others that may be deemed to exist pursuant to the Stockholders Agreement.

(4)	Based on the Schedule 13D (Amendment No. 4) filed on April 10, 2002 by Charlesbank Capital Partners, LLC (“Harvard”). Aeneas Venture Corporation (“Aeneas”), a title holding company for the endowment fund of Harvard University, is the direct beneficial owner of the common stock. Charlesbank Capital Partners, the investment advisor for Aeneas, is the indirect beneficial owner of the common stock. Charlesbank has sole power to vote and sole power to dispose of such shares, subject to the terms of the Stockholders Agreement. Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of common stock.

(5)	Based on the Schedule 13G (Amendment No. 1) filed on March 19, 2002, the Form 4 filed in July 2002 by J.P. Morgan Partners (BHCA), L.P. and after giving effect to the conversion of the Series B preferred stock into non-voting common stock JPMP is a non-managing member of International Motor Cars Group I, L.L.C. (“IMCG-I”) and the non-managing member of International Motor Cars Group II, L.L.C. (“IMCG-II”). Pursuant to letter agreements entered into by JPMP, IMCG-I, IMCG-II and the other members in February 2002, IMCG-I and IMCG-II are obligated to distribute to JPMP from time to time up to 3,343,870 shares of common stock attributable to JPMP’s membership interest in IMCG-I and IMCG-II in connection with a cash sale of such shares by

JPMP. This number will be reduced in connection with each distribution of shares to JPMP by the number of shares distributed to and sold by JPMP plus the number of shares representing any carried interest payable to the managing member pursuant to the operating agreements of IMCG-I or IMCG-II, as the case may be, with respect to the shares so distributed to JPMP. Prior to such distribution, Penske Capital, as the managing member of IMCG-I and IMCG-II, retains the sole power to vote all of the equity securities held by IMCG-I and IMCG-II that are attributable to JPMP. The shares beneficially owned by JPMP through IMCG-I and IMCG-II consist of 1,740,978 shares of non-voting common stock which are convertible into 1,740,978 shares of common stock; and 1,602,892 shares of common stock. Of the shares to be sold in this offering by JPMP, 3,122,449 shares are subject to a standstill agreement until January 31, 2003 pursuant to the second amended and restated stockholders agreement as set forth more fully in the “Description of Capital Stock” section.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of (a) 80,000,000 shares of voting common stock, par value $0.0001 per share, (b) 7,125,000 shares of non-voting common stock, par value $0.0001 per share, (c) 20,000,000 shares of Class C common stock, par value $0.0001 per share, and (d) 100,000 shares of preferred stock, par value $0.0001 per share. As of January 9, 2003, we have 38,839,026 outstanding shares of voting common stock, 1,758,784 outstanding shares of non-voting common stock and no outstanding shares of Class C common stock. During 2002, all shares of Series A and Series B preferred stock, par value $0.0001 per share, were converted into common stock and pursuant to the terms of the Certificate of Designation governing such shares, upon conversion those shares are no longer designated preferred shares.

      The following summary of the material terms and provisions of our capital stock is not complete and is subject to the terms included in our restated certificate of incorporation, our by-laws and Delaware law. Reference is made to those documents and to Delaware law for a detailed description of the provisions summarized below.

Common Stock

      Each outstanding share of our common stock is identical in all respects and entitles its holder to the same rights and privileges, except as otherwise described below. Holders of shares of common stock do not have preemptive or other rights to subscribe for additional shares of common stock or for any other securities of our company.

      Voting Common Stock. Each holder of voting common stock is entitled to one vote per share on all matters to be voted on by our stockholders. In addition, some stockholders that are “regulated stockholders” (as defined below) may at any time convert their shares of voting common stock into an equal number of shares of non-voting common stock in order to comply with applicable regulatory requirements.

      Non-Voting Common Stock. Holders of non-voting common stock are generally not entitled to vote that stock on any matter on which our stockholders are entitled to vote.

      Holders of non-voting common stock can vote as a separate class on any merger or consolidation of our company with or into another entity or entities, or any recapitalization or reorganization, in which shares of non-voting common stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of voting common stock or would otherwise be treated differently from shares of voting common stock in connection with such transaction, except that shares of non-voting common stock may, without such a separate class vote, receive non-voting securities which are otherwise identical to the voting securities received with respect to voting common stock so long as (1) the non-voting securities are convertible into the voting securities on the same terms as the non-voting common stock is convertible into voting common stock and (2) all other consideration is equal on a per share basis. Holders of shares of non-voting common stock can vote as a separate class on any amendment to provisions contained in this paragraph.

      Holders of non-voting common stock may at any time convert any or all of their shares into an equal number of shares of voting common stock. However, a holder of non-voting common stock may not convert their shares if, as a result of that conversion, the holder would control (1) more shares of our voting common stock or other securities than the holder is permitted to own pursuant to any regulation applicable to it or (2) with respect to holders regulated by state insurance law, 5% or more of our voting capital stock. However, the shares of non-voting common stock may be converted into voting common stock if the holder believes that such converted shares will be transferred within 15 days pursuant to a “conversion event” and the holder agrees not to vote such shares of voting common stock prior to the conversion event and undertakes to convert such shares back into non-voting common stock if such shares are not transferred pursuant to a conversion event. A “conversion event” includes a public offering by us and certain changes of control of our company.

      We may not convert or directly or indirectly redeem, purchase or otherwise acquire any shares of voting common stock or any other class of our capital stock or take any other action affecting the voting rights of such shares if such action will increase the percentage of any class of outstanding voting securities owned or controlled by any regulated stockholder, unless we give written notice of such action to each regulated stockholder. We must defer making any such conversion, redemption, purchase or acquisition for a period of 30 days after giving notice to the regulated stockholders.

      We may not be a party to any reorganization, merger or consolidation pursuant to which any regulated stockholder would be required to take (1) any voting securities that would cause such holder to violate any law, regulation or other governmental requirement or (2) any securities convertible into voting securities which if such conversion occurred would cause such holder to violate any law, regulation or governmental requirement.

      Class C Common Stock. If any Class C common stock is issued, each holder of Class C common stock would be entitled to one-tenth of one vote for each share of Class C common stock held by such holder. We currently have no outstanding shares of Class C common stock.

      The holders of shares of voting common stock and Class C common stock and, on any matter on which the holders of shares of non-voting common stock are entitled to vote, the holders of shares of non-voting common stock, all vote together as a single class; provided, however, that the holders of shares of non-voting common stock or Class C common stock are entitled to vote as a separate class on any amendment, repeal or modification of any provision of the certificate of incorporation that adversely affect the powers, preference or special rights of the holders of the non-voting common stock or Class C common stock, respectively.

      For purposes of this section, “regulated stockholder” includes (1) International Motor Cars Group II, LLC and (2) any other stockholder that is subject to Regulation Y and owns our common stock.

Preferred Stock

      Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each series, to fix the designations, powers, preferences and rights of the shares of each series and to impose any qualifications, limitations or restrictions of each series. The board may, among other things, determine with respect to each series of preferred stock specific voting rights, designations, dividend rights (and whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences. Because the board of directors will have the power to establish the preferences and rights of the shares of any series of preferred stock without any further action or vote by the stockholders, the board may afford the holders of any series of preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock.

      One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult, discourage or prevent an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise and thereby protect the continuity of our current management. The issuance of shares of the preferred stock pursuant to the board of directors’ authority may adversely affect the rights of holders of common stock.

Limitation on Liability and Indemnification Matters

      Our certificate of incorporation limits the liability of our directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors are not personally liable for money damages for breach of fiduciary duty as a director, except for liability

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any breach of the director’s duty of loyalty to us or our stockholders; and

•	for any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation and bylaws also contain provisions indemnifying our directors, officers, employees and agents to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which such persons may be entitled under our bylaws, any agreement, a vote of stockholders or otherwise.

      In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Provisions of Delaware Law

      A number of provisions in our certificate of incorporation, by-laws and Delaware law may make it more difficult to acquire control of us by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of us;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

      Staggered board. Our certificate of incorporation and by-laws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our certificate of incorporation and by-laws also provide that the board of directors shall be divided into three classes. The members of each class of directors serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. A supermajority vote of the stockholders is required to amend the staggered board provision.

      Our certificate of incorporation provides that the staggered board provision only applies to directors elected by holders of voting common stock. If holders of any class of our capital stock obtain the right to elect directors voting as a separate class, the maximum number of directors will be increased by the number of directors whom those holders may elect and upon termination of such right the number will be reduced to the extent it was previously increased.

      No Stockholder Action Without a Meeting. Our certificate of incorporation and by-laws provide that stockholders may only take action at an annual or special meeting.

      Special Meetings of Stockholders. Our bylaws provides that special meetings of our stockholders may be called only by the board of directors, the chairman of the board or the chief executive officer and must be called by the chief executive officer only upon the request of the holders of a majority of the outstanding shares of capital stock entitled to vote. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors, the chairman of the board or the chief executive officer. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

      Issuance of Preferred Stock. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may among other things, discourage, delay, defer or prevent a change in control of us.

      Authorized But Unissued Shares of Common Stock. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

      Section 203 of the Delaware General Corporation Law. We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

      A “business combination” includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and some transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. An “interested stockholder” is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

•	our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

•	the business combination is approved by a majority of our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Stockholders Agreement

      On February 22, 2002, we entered into a second amended and restated stockholders agreement (superseding the February 28, 2001 stockholders agreement) with Aeneas Venture Corporation (“Aeneas”), International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C., (the “PCP Entities”), Mitsui & Co., Ltd., and Mitsui & Co. (U.S.A.), Inc. (together “Mitsui”), Penske Corporation, Penske Automotive Holdings Corp., Penske Capital Partners, L.L.C. (together “Penske”), J.P. Morgan Partners (BHCA), L.P. (“JPMP”) (as to certain sections only) and Combined Specialty Insurance Company (formerly Virginia Surety Company, Inc.) (“CSIC”) (as to certain sections only). Each of Aeneas, the PCP Entities, Mitsui and Penske are referred to in this section as the “Significant

Stockholders.” In August 2002, CSIC sold all of its common stock of the Company to the Company, Mitsui and Penske Corporation. Upon completion of the sale, the rights and obligations of CSIC under the stockholders agreement described below terminated.

      Pursuant to the stockholders agreement, the Significant Stockholders have agreed to vote their shares of common stock to elect Roger Penske, four additional persons nominated by the PCP Entities, one person nominated by Mitsui and three independent persons as our directors. The PCP Entities’ nominees to the board of directors are Richard J. Peters, James A. Hislop and Eustace W. Mita. Motokazu Yoshida is the nominee to the board of directors by Mitsui. The Significant Stockholders have also agreed to use their reasonable best efforts to have the Compensation Committee of the board of directors consist of Roger S. Penske, one additional designee of the PCP Entities and two independent directors.

      If the beneficial ownership in us of the PCP Entities and Penske is reduced below 20%, the number of designees of the PCP Entities will be reduced by one for each 2.5% decrease in beneficial ownership. In addition, the right of the PCP Entities to designate directors will be suspended when the beneficial ownership in us of the PCP Entities and Penske is reduced below 10%. The right of Mitsui to designate a director will be suspended when Mitsui’s beneficial ownership is reduced to below 2.5%. If the right of the PCP Entities or Mitsui to nominate directors is reduced, the Significant Stockholders must use their reasonable best efforts to have the successors to those directors both be selected by a majority of the remaining directors, excluding the director whose position is no longer entitled to be designated by Mitsui or the PCP Entities, and not be affiliates of the PCP Entities. These provisions regarding board membership terminate in February 2005.

      The Significant Stockholders also agreed, until December 14, 2003, among other things, not to acquire or seek to acquire any of our capital stock or assets, enter into or propose a business combination involving us or our affiliates, participate in a proxy contest with respect to us or initiate or propose any stockholder proposals with respect to us or our affiliates. Notwithstanding the prior sentence, the stockholders agreement permits (1) any transaction by a Significant Stockholder approved by either a majority of non-affiliated members of the board of directors or a majority of the non-affiliated stockholders, (2) in the case of Mitsui or Aeneas, the acquisition of securities if, after giving effect to such acquisition, the beneficial ownership of such party in us is less than or equal to 49% and, in the case of the PCP Entities, is less than or equal to 65%, (3) the granting by the board of directors of options to affiliates of the PCP Entities or the Significant Stockholders, (4) the exercise of stock options, or (5) any transaction contemplated by, or in furtherance of, the registration rights agreement dated February 22, 2002 or the stockholders agreement.

      The PCP Entities and Penske agreed that if, prior to February 1, 2005, they transfer any shares, other than to certain permitted transferees or affiliates, or at the direction of JPMP or CSIC or to Penske Capital Partners, L.L.C., JPMP, CSIC, Mitsui and Aeneas would be entitled to tag along in any such transfer.

      Until January 31, 2003, JPMP agrees to hold, either directly or through the PCP Entities, shares of common stock representing at least 3,122,449 shares of common stock and CSIC agreed to hold, either directly or through the PCP Entities, shares of common stock representing at least 1,377,551 shares of common stock (the “Standstill Shares”). The obligation of CSIC to hold shares was waived in connection with its sale of all of its common stock in August 2002. If Penske requests, JPMP must use reasonable efforts to convert its Standstill Shares which represent non-voting capital stock into voting capital stock, if this conversion would not cause a violation of any rules or regulations. If at any time before January 31, 2003, Penske or its affiliates have transferred in excess of 500,000 shares of common stock on an as-converted basis, the restrictions on JPMP’s ability to transfer shares described above would terminate. Penske and its affiliates (other than the Company) agreed that prior to August 1, 2003 they would not transfer their restricted securities in connection with the Company’s first primary public offering of securities which includes a secondary sale component (which would include the offering of the common stock offered pursuant to this prospectus). In addition, after February 1, 2003 but before February 1, 2005, if JPMP wants to transfer its Standstill Shares (other than to certain permitted transferees or affiliates), Penske Corporation has a right of first offer to purchase the Standstill Shares.

      The PCP Entities agreed to cause Roger S. Penske to serve as the chairman of the board of directors and as chief executive officer until August 3, 2002. However, this obligation will cease if directors designated by the PCP Entities no longer constitute a majority of the board of directors as a result of a decrease in share ownership by the PCP Entities.

Registration Rights Agreements

      In October 1993 we entered into a registration rights agreement with Aeneas and others. Stockholders under this agreement received certain demand and piggyback registration rights in connection with the registration of our capital stock.

      On May 3, 1999, we and the PCP Entities entered into a registration rights agreement and on December 22, 2000, we and Penske Automotive Holdings Corp., a subsidiary of Penske Corporation, entered into a registration rights agreement. Pursuant to these agreements, the PCP Entities and Penske Corporation each may require us on three occasions to register all or part of their common stock. Other of our stockholders who are entitled to include securities in any registration demanded by the PCP Entities or Penske Corporation may do so but the securities of the other stockholders will be excluded in the event that market factors require a limitation on the number of shares to be included. The PCP Entities and Penske Corporation are also entitled to request inclusion of all or any part of their common stock in any registration of securities by us on Forms S-1, S-2 and S-3 under the Securities Act.

      On February 22, 2002, we and Mitsui entered into an amended and restated registration rights agreement, which superseded a registration rights agreement dated February 28, 2001. Pursuant to the agreement, if we propose to register any of the Penske Corporation or PCP Entities registrable securities as a result of a demand pursuant to the Penske registration rights agreements (other than a demand to sell securities held by the PCP Entities or behalf of JPMP or CSIC), Mitsui is entitled to request inclusion of all or any part of its common stock in any registration of securities by us on Forms S-1, S-2 and S-3 under the Securities Act.

      In addition, on February 22, 2002, we entered into a registration rights agreement with International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C., JPMP and CSIC. The rights and obligations of CSIC under the registration rights agreement terminated upon completion of the sale of all of its common stock in August 2002. Pursuant to the agreement, in addition to the registration statement of which this prospectus is a part, we are required to file an additional shelf registration statement registering an additional 4,500,000 shares of common stock for the benefit of JPMP and CSIC and to have this registration statement declared effective by February 1, 2003. We also granted certain piggyback registration rights to the stockholders. As part of this agreement, JPMP and CSIC agreed not to sell 4,500,000 shares of common stock through January 31, 2003.

      From time to time we have entered into other registration rights agreements pursuant to which we have granted piggyback rights and, on occasion, demand rights. We do not believe the number of shares, if any, covered by these additional agreements is significant.

      We have agreed to pay all expenses (subject to some limitations) incident to the registration and disposition of the securities registered pursuant to the registration rights agreements (other than underwriting discounts and commissions in respect thereof).

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

Listing

      Our common stock is listed on the New York Stock Exchange under the symbol “UAG.”

PLAN OF DISTRIBUTION

      The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions (or after August 1, 2003, underwritten offerings),

(1)	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2)	in the over-the-counter market,

(3)	in transactions, including derivatives transactions, otherwise than on these exchanges or systems or in the over-the-counter market,

(4)	through the writing of options, whether such options are listed on an options exchange or otherwise, or

(5)	through the settlement of short sales.

      If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

      The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock beneficially owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer, distribute and donate the shares of common stock in other circumstances in which case the transferees, distributees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of the prospectus.

      The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the applicable selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to underwriters or broker-dealers.

      The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act.

      Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

      There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

      The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

      We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be approximately $184,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the related registration rights agreement or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against liabilities, including some liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights agreement or we will be entitled to contribution. Underwriters, broker-dealers or agents of the selling stockholders may also be entitled under agreements entered into by selling stockholders or us to indemnification against some liabilities under the Securities Act.

      We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or such date on which the shares may be resold pursuant to Rule 144(k) under the Securities Act by all selling stockholders that are not our affiliates.

      Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

      Robert H. Kurnick, Jr., Esq. our General Counsel, will pass upon the validity of the shares of common stock offered by this prospectus.

EXPERTS

      The consolidated financial statements of United Auto Group, Inc. as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 and the related financial schedule incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference in this registration statement and incorporated in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of HBL, LLC, a majority owned subsidiary of HBL, Inc., as of and for the ten months ended December 31, 2001 incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K have been audited by Crowe, Chizek and Company LLP, independent auditors, as stated in their report incorporated by reference in this registration statement and incorporated in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of HBL, Inc. as of February 28, 2001 and December 31, 2000, and for the two months ended February 28, 2001, the year ended December 31, 2000 and the year ended December 31, 1999 incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K have been audited by Kaiser Scherer & Schlegel, PLLC, independent auditors, as stated in their report incorporated by reference in this registration statement and incorporated in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

      You may obtain information on the operation of the Public Reference Rooms by calling the Securities and Exchange Commission at (800) SEC-0330. The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 together with our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001;

2.	Our current reports on Form 8-K filed on February 6, 2002, on May 9, 2002, on August 7, 2002 and on November 25, 2002;

3.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 filed on May 15, 2002.

4.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended on June 30, 2002 filed on August 14, 2002.

5.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended on September 30, 2002 filed on November 14, 2002.

6.	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 9, 1996; and

7.	All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.

      We have also filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act that registers the shares we are offering. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock.

      We will provide, at no cost to you, a copy of all documents incorporated by reference into the registration statement to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings by writing or telephoning us at the following address or telephone number:

Corporate Secretary
United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302-0954
(248) 648-2500

      You should rely only on the information contained in this prospectus directly or by reference. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference, exhibits and schedules.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth all expenses payable by us (other than underwriting commissions and discounts) in connection with the offering of our common stock being registered by this registration statement. All amounts are estimated except the SEC registration fee and the NASD filing fee.

SEC registration fee	$9,100
Legal fees and expenses	$50,000
Accounting fees and expenses	$25,000
Printing expenses	$50,000
Miscellaneous	$50,000

Total	$184,100

      We are paying all the expenses of offering other than the underwriting commissions and discounts paid on shares sold by selling stockholders.

Item 15.     Indemnification of Directors and Officers

      Under Section 145 of the Delaware General Corporation Law, we may indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. Our restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon our receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. Our bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Our third amended and restated certificate of incorporation, as amended, provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      In addition, we have entered into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in our bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as one of our directors or officers or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

      Under our Director’s and Officer’s liability insurance policy, our directors and officers are insured against the cost of defense, settlement or payment of a judgment under circumstances stated in the policy.

Item 16.     Exhibits

      The following exhibits are filed herewith or incorporated by reference:

Exhibit
Number	Description of Exhibit

3.1	Third Restated Certificate of Incorporation dated October 28, 1996(1)
3.2	Certificate of Amendment of Certificate of Incorporation dated August 3, 1999(2)
3.3	Amendment one to Certificate of Incorporation dated December 14, 2000(3)
3.4	Restated Bylaws(4)
4.1	See Exhibits 3.1 and 3.2 for provisions of our Third Restated Certificate of Incorporation, as amended and Restated Bylaws defining the rights of holders of our common stock
4.2	Specimen common stock certificate(4)
5.1	Opinion of Robert H. Kurnick, Jr., Esq. as to legality of the securities registered by this registration statement(5)
23.1	Consent of Robert H. Kurnick, Jr., Esq. (included in Exhibit 5.1)(5)
23.2*	Consent of Deloitte & Touche LLP
23.3*	Consent of Crowe, Chizek and Company LLP
23.4*	Consent of Kaiser Scherer & Schlegel, PLLC
24.1	Power of Attorney, contained on page II-4 of this registration statement(5)

*	Filed with this Registration Statement.

(1)	Previously filed with our Annual Report on Form 10-K filed on December 31, 1996, File No. 001-12297.

(2)	Previously filed with our Current Report Form 8-K filed on August 13, 1999, File No. 001-12297.

(3)	Previously filed with our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, File No. 001-12297.

(4)	Previously filed with our Registration Statement on Form S-1, Registration No. 333-09429, and incorporated herein by reference.

(5)	Previously filed.

Item 17.     Undertakings

      (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant pursuant to the foregoing provisions, or otherwise has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (3) The undersigned registrant hereby undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (4) The undersigned registrant hereby undertakes:

(A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (A)(i) and (A)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be Included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(B) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on January 9, 2003.

UNITED AUTO GROUP, INC.

By:	/s/ ROGER S. PENSKE

Roger S. Penske
Chief Executive Officer

POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Roger S. Penske	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 9, 2003

* Samuel X. DiFeo	President, Chief Operating Officer and Director	January 9, 2003

* James R. Davidson	Executive Vice President — Finance (Principal Financial Officer and Principal Accounting Officer)	January 9, 2003

* Eustace W. Mita	Director	January 9, 2003

* Lucio A. Noto	Director	January 9, 2003

* Richard J. Peters	Director	January 9, 2003

* James A. Hislop	Director	January 9, 2003

* Michael R. Eisenson	Director	January 9, 2003

* Motokazu Yoshida	Director	January 9, 2003

Signature	Title	Date

* Ronald G. Steinhart	Director	January 9, 2003

* H. Brian Thompson	Director	January 9, 2003

* Laurence Vaughan	Director	January 9, 2003

John Barr	Director	January 9, 2003

*By: /s/ ROBERT H. KURNICK, JR. Robert H. Kurnick, Jr., Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

3.1	Third Restated Certificate of Incorporation dated October 28, 1996(1)
3.2	Certificate of Amendment of Certificate of Incorporation dated August 3, 1999(2)
3.3	Amendment one to Certificate of Incorporation dated December 14, 2000(3)
3.4	Restated Bylaws(4)
4.1	See Exhibits 3.1 and 3.2 for provisions of our Third Restated Certificate of Incorporation, as amended and Restated Bylaws defining the rights of holders of our common stock
4.2	Specimen common stock certificate(4)
5.1	Opinion of Robert H. Kurnick, Jr., Esq. as to legality of the securities registered by this registration statement(5)
23.1	Consent of Robert H. Kurnick, Jr., Esq. (included in Exhibit 5.1)(5)
23.2*	Consent of Deloitte & Touche, LLP
23.3*	Consent of Crowe, Chizek and Company LLP
23.4*	Consent of Kaiser Scherer & Schlegel, PLLC
24.1	Power of Attorney, contained on page II-4 of this registration statement.(5)

*	Filed with this Registration Statement.

(1)	Previously filed with our Annual Report on Form 10-K filed on December 31, 1996, File No. 001-12297.

(2)	Previously filed with our Current Report Form 8-K filed on August 13, 1999, File No. 001-12297.

(3)	Previously filed with our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, File No. 001-12297.

(4)	Previously filed with our Registration Statement on Form S-1, Registration No. 333-09429, and incorporated herein by reference.

(5)	Previously filed.